UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69234

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Top Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3620 Kensley Drive
(No. and Street)

Inglewood	CA	90305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra D Draughan 310-677-4450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T Remus CPA
(Name – *if individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Debra D Draughan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Top Capital Advisors, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

Managing Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 2 day of APRIL, 2019, by DEBRA DRAUGHAN, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______________ (Seal)

HAROLD A. UTOMAKILI
COMM. # 2191377
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
Comm. Exp. MAY 9, 2021
MGC1

Top Capital Advisors, Inc.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

For the Year Ended

December 31, 2018

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder
Top Capital Advisors, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Top Capital Advisors, Inc. as of December 31, 2018, and the related statements of operations, changes in stockholder equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes [and schedules] (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Top Capital Advisors, Inc. as of December 31, 2018 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Top Capital Advisors, Inc.'s management. My responsibility is to express an opinion on Top Capital Advisors, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Top Capital Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Top Capital Advisors, Inc.'s financial statements.

The supplemental information is the responsibility of Top Capital Advisors, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T Remus

I have served as Top Capital Advisors, Inc. auditor since 2014.

Michael T. Remus, CPA
Hamilton Square, New Jersey
April 2, 2019

Top Capital Advisors, Inc

Statement of Financial Condition
December 31, 2018

Assets	
Cash	$10,665
Total Assets	$10,665
Liabilities	
Accounts payable and accrued expenses	$6,500
Total Liabilities	6,500
Shareholder Equity	
Common stock, no par value, 200 shares	$200
Additional paid in capital	107,940
Accumulated Deficit	(103,975)
Total Shareholder Equity	4,165
Total Liabilities and Shareholder Equity	$10,665

See accompanying notes.

Top Capital Advisors, Inc

Statement of Operations
For the Year Ended December 31, 2018

Revenues	
Service income	$26,596
Other income / expense reimbursement	790
Total	$27,386
Expenses	
Employee compensation & benefits	$5,000
Professional fees	6,000
Technology and communication	2,614
Business travel and entertainment	3,802
Other expenses	23,990
Total expenses	$41,406
Net (Loss)	$(14,020)

See accompanying notes.

Statement of Cash Flows
For the Year Ended December 31, 2018

	Amount
Cash flows from operating activities:	
Net (loss)	($14,020)
Adjustments to reconcile net loss to net cash used by operating activities:	
Increase / (decrease) in operating liabilities	2,500
Net cash used by operating activities:	(11,520)
Cash flows from investing activities:	0
Cash flows from financing activities: Capital Contributions	6,950
Cash and equivalents, beginning of year	15,235
Cash and equivalents, end of year	$10,665

See accompanying notes.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2018

	Common Stock-No. of Shares	Common Stock-Amount	Additional Paid-in Capital-Amount	Accumulated Deficit-Amount	Total Stockholder’s Equity-Amount
Balance at January l, 2018	200	$200	$100,990	($89,955)	$11,235
Net (Loss)	--	--	--	(14,020)	(14,020)
Capital Contributed	--	--	6,950	--	6,950
Balance at December 31, 2018	200	$200	$107,940	($103,975)	$4,165

See accompanying notes.

Notes to Financial Statements December 31, 2018

1 Organization and Nature of Business Operations

Top Capital Advisors, Inc. (the Company) is a New York corporation. For regulatory purposes, its main office is based in Inglewood, CA. Geographical limits on its operations are a function of relevant securities registration regulations.

The Company's membership agreement allows the firm to provide private equity fund consulting and placement (of limited partnership interests) services on behalf of institutional quality private equity funds. During calendar year 2018, the firm's operations were limited to the provision of private equity consulting services to private equity funds.

The Company is a broker dealer registered with the Securities and Exchange Commission (S.EC.), and accordingly, is subject to the governing rules and regulations of the Financial Industry Regulatory Authority (FINRA) as well as certain other regulatory agencies.

Revenues may be affected by the overall activities of the financial markets and other economic risks.

The Company holds no customer funds or securities and does not participate in the underwriting of securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(i) of the Rule.

2 Significant Accounting Policies

(a) Revenue Recognition

Effective January 1,2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers ("ASC Topic 606*"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1. 2018.

During calendar year 2018, the sole source of operating revenues were consulting service fees associated with consulting services provided to a private equity fund client. Consulting service fees are recognized at such time as the fees are payable under the consulting agreement.

(b) **Basis of Presentation**

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) unless otherwise disclosed.

(c) **Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

(d) **Statement of Cash Flows**

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The Company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2018. The Company's cash is held by major financial institutions and is insured by the Federal Deposit Insurance Corporation.

(e) **Income Taxes**

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be treated as an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company s tax returns and the amount of income or loss allocable to each shareholder are subject to examination by federal and state taxing authorities. In the event of an examination of the Company s tax return. the tax liability of the shareholders could be changed if an adjustment in the Company s income or loss is ultimately determined by the taxing authorities.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740 Income Taxes. Under that guidance the Company assesses the likelihood based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a charge.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2018. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to US federal and state income tax audits for all years subsequent to 2014. In addition, no income tax related penalties or interest have been recorded for the year ended December 3 1, 2018.

Notes to Financial Statements December 31, 2018, continued

(g) **Advertising and Marketing**

Advertising and marketing costs are expensed as incurred.

(h) **General and Administrative Expenses**

General and administrative costs are expensed as incurred.

(i) **Fair Value Hierarchy**

The Financial Accounting Standards Board (FASB) issued under Topic 820 under the FASB Accounting Standards Codification which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard provides a consistent definition of fair value, which focuses on an exit price between market participants in an orderly transaction. The standard also prioritizes, within the measurement of fair value, the use of market-based information over entity-specific information and establishes a three-level hierarchy for fair value measurements based on the transparency of information used in the valuation of an asset or liability as of the measurement date.

Assets and liabilities (subject to the standard, measured and reported at fair value) are classified and disclosed in one of the following categories:

Level I—Inputs that reflect quoted prices are available in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2— Inputs other than quoted prices included in Level I that are observable for the assets or liability either directly or indirectly, including inputs in markets that are not considered to be active.

Level 3—Inputs are unobservable for the assets or liabilities and include situations where there is little, if any, market activity for the asset or liability.

3 Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-l). The Company has elected to operate under that portion of the Rule which requires that the Company maintain' het capital' equal to the greater of $5.000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2018, the Company had net capital of $4,165 which was $835 below the regulatory requirement net capital of $5,000. The Company had an Al/NC ratio of (156%). The Company was not conducting a securities business during much of 2018.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

Notes to Financial Statements December 31, 2018, continued

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(i) exemption.

4 Leases

The Company conducts its operations from facilities for $100 per month on a month to month basis. Occupancy expense for the year ended December 31, 2018 was $1,200.00.

5 Concentrations and Economic Dependency

The Company's revenues are related to work done as discussed in Note 2 above. There is no assurance of future revenues from these funds. One client accounted for 100% of 2018 revenues.

The Company maintains its cash in bank and financial institutions deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2018. As of December 31, 2018, there were no cash equivalent balances held in any accounts that were not fully insured.

6 Fair Value

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-l (e)(2), the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company s minimum net capital requirement. As of December 31, 2018, the Company was in compliance with this rule.

8 Anti-Money Laundering Program

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transactions reporting and due diligence on customers who open accounts with the Company. At December 31, 2018 the Company had such policies and procedures in place.

Notes to Financial Statements December 31, 2018, continued

9 Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and therefore, is not required to maintain Special Reserve Bank Account for the Exclusive Benefit of Customers.

10 Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018 and through the date of the filing of this report.

There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2018

Top Capital Advisors, Inc

Net Capital Computation
December 31, 2018

Assets	$10,665
Less Liabilities	(6,500)
Total Ownership Equity	4,165
Less Non-Allowables	0
TNC Before Haircuts & Undue Concentration	4,165
Less Haircuts	0
Less Undue Concentration	0
Net Capital	4,165
Minimum Net Capital Requirement	(5,000)
Net Capital Deficiency	(835)
AI/NC Ration	(156%)
Non-AI Liabilities	0

Reconciliation with Company's Computation
Included in Part II of Form X-17A-5 as of December 31, 2018

Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations of Net Capital pursuant to Rule 15c 3-1

As amended on April 3, 2019:

Net Capital as reported in Company's Part II unaudited Focus Report	$4,165
Net Capital, per above	$4,165
Difference	$0

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company’s amended FOCUS Report as of December 31, 2018.

See accompanying notes.

Top Capital Advisors, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Schedule II

For the Year Ended December 31, 2018

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Top Capital Advisors, Inc. in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Top Capital Advisors, Inc.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION)

PURSUANT TO RULE 15c 3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2018

"EXEMPT UNDER 15c3-3 (k)(2)(i)

Schedule III

Pursuant to rule 15c 3-3 relating to possession or control requirements, Top Capital Advisors, Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2018 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555

Hamilton Square, NJ 08690

Tel: 609-540-1751

Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholder

Top Capital Advisors, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Top Capital Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Top Capital Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under—(k)(2)(i), (the "exemption provisions") and (2) Top Capital Advisors, Inc. stated that Top Capital Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Top Capital Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Top Capital Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus, CPA
Hamilton Square, New Jersey
April 2, 2019

Top Capital Advisors, Inc.
3620 Kensley Drive
Inglewood, CA 90305
(310) 677-4450

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Top Capital Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.P.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.P.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.P.R. 5240.15c3-3 under the following provisions of 17 C.P.R. 5240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.P.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Top Capital Advisors, Inc.

I, Debra D Draughan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Debra D. Draughan

Title: Managing Partner